FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 Hong Kong Stock Code: 5

14 April 2023

HSBC HOLDINGS PLC

ANNOUNCEMENT PURSUANT TO RULE 14.36 OF THE HONG KONG LISTING RULES

UPDATE ON PROPOSED SALE OF RETAIL BANKING BUSINESS IN FRANCE

●  Significant interest rate rises since the sale terms were agreed and the related fair value accounting treatment on acquisition have made completion by the Purchaser Group less certain
●  Parties remain committed to the sale, but appropriate amendments yet to be agreed meaning a delay to closing expected if the sale completes
●  Given sale is less certain, HSBC's French retail banking business no longer classified as held for sale - US$2bn reversal of impairment as at 31 March 23
●  If sale does not proceed, there would be no material impact on guidance or performance of HSBC

On 18 June 2021, HSBC Holdings plc ('HSBC' or 'the Group') announced that HSBC Continental Europe ('HBCE') had signed a Memorandum of Understanding ('MoU') with Promontoria MMB SAS ('My Money Group') and its subsidiary Banque des Caraïbes SA (the 'Purchaser', and together with My Money Group, the 'Purchaser Group') regarding the potential sale of HBCE's retail banking business in France (the 'Transaction').  The parties subsequently entered into a binding framework agreement ('Framework Agreement') on 25 November 2021.  My Money Group and the Purchaser are under the control, directly or indirectly, of funds and accounts managed or advised by Cerberus Capital Management L.P.

The Purchaser Group has informed us that the significant, unexpected interest rate rises in France since the Framework Agreement was signed in 2021, and the related fair value accounting treatment on acquisition, will significantly increase the amount of capital required by the enlarged Purchaser Group at closing of the Transaction.  Unless this issue is addressed, the Purchaser will be unable to obtain regulatory approval for the Transaction.  Under the terms of the Framework Agreement, the Purchaser is required to use its best efforts to obtain this approval.  However, the Purchaser Group has advised us that they consider that they will be unable to obtain regulatory approval without amending the previously agreed Transaction terms.  The parties are continuing discussions.  If the Transaction does proceed, it is expected that closing will be delayed.

On 30 September 2022, HSBC reclassified its retail banking operations in France to held for sale as, at that point in time, the Transaction was anticipated to complete in the second half of 2023, subject to the satisfaction of certain conditions including regulatory approval.  Each quarter, HSBC reviews the 'held for sale' classification of its French retail banking operations in accordance with IFRS 5 (an accounting standard which requires a high probability of a transaction completing within a 12-month period).

Given completion of the Transaction has become less certain, as at 31 March 2023 HSBC is required to change the accounting classification of its retail banking operations in France.  They will no longer be classified as held for sale.  The consequence of this is a US$2bn reversal of the previously recognised impairment in respect of the sale of the French retail banking operations (excluding the goodwill impairment taken at that stage), with a resulting benefit to common equity tier 1 (estimated at c. 25 bps based on the Group's CET1 as at 31 December 2022), recognised in our 1Q23 results.

HSBC remains committed to pursuing the sale providing appropriate terms can be agreed and to supporting our clients and colleagues in France at all times.

If the Transaction has not completed by 31 May 2024, the Framework Agreement will terminate automatically, although that date can be extended to 30 November 2024 in certain circumstances. The French retail business continues to be managed as part of the Group, and were the Transaction not to complete, there would be no material impact on guidance or performance at the Group level.

HSBC will provide further updates on the Transaction as required.

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, David Nish† and Jackson Tai†.

* Non-executive Group Chairman

† Independent non-executive Director

For and on behalf of

HSBC Holdings plc

Aileen Taylor

Group Company Secretary and Chief Governance Officer

Investor enquiries to:

Richard O'Connor               +44 (0) 20 7991 6590                        investorrelations@hsbc.com

Media enquiries to:

Gillian James                      +44 7584 404238                               gillian.james@hsbcib.com

Heidi Ashley                       +44 7920 254057

Sophie Ricord                     +33 689101762

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 22 February 2023 (the '2022 Form 20-F'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2022 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 April 2023